UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
____________________________

California News Tech
(Name of small business issuer in its charter)

Nevada	7389	88-0417389
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Code Number)	(I.R.S. Employer Identification No.)

825 Van Ness Street, Suite 406-407
San Francisco, California 94109
(415) 861-3421
(Address and telephone number of principal executive offices)

Cane Clark LLP
3273 E. Warm Springs Rd.
Las Vegas, Nevada, 89120
(702) 312-6255
(Name, address and telephone number of agent for service)

Copies to:
Kyleen E. Cane
Cane Clark LLP
3273 E. Warm Springs Rd.
Las Vegas, Nevada, 89120
(702) 312-6255

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are being offered or on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
_________________________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2005

PROSPECTUS
 CALIFORNIA NEWS TECH

10,000 warrants for new Media Sentiment subscribers or Strategic Partners
Each warrant is to purchase 100 shares of common stock at $1 per share, exercisable for 12 months and available only to new Media Sentiment subscribers or Strategic Partners while the warrants last

There are no prior agreements for the Warrants being offered to new Media Sentiment subscribers.

Our common stock is quoted on the OTC Bulletin Board under the symbol “CNTE.”

Offering to new Media Sentiment subscribers and Strategic Partners: We are registering a class of warrants where each warrant is to purchase 100 shares at $1 per share, exercisable for 12 months from the issuance of the warrant. These warrants will be given to each new Media Sentiment subscriber or strategic partner until either no warrants remain or the offering is terminated. The issuance of this class of warrants will be based upon a predetermined formula. Only new Media Sentiment subscribers that purchase an annual subscription will receive warrants. New Media Sentiment subscribers will receive 1 warrant for each annual subscription purchased. Strategic Partners will receive warrants based upon their efforts to assist us in marketing and selling our products. A Strategic Partner will receive 1 warrant for every annual subscription we receive as a result of their efforts to sell and market our products. This offering will commence promptly following the effectiveness of the registration statement. This offering does not have a minimum offering amount. A "subscriber" is any user who pays a monthly or annual amount to have access to our product. A "Strategic Partner" is any person or entity that assists us in marketing or selling our products. Our officers, directors, or employees will not be able to receive warrants as Strategic Partners. We have not identified any Strategic Partners at the present time. This offering will close whenever all warrants are issued. The warrants in this offering are not exercisable in fractions.

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled "Risk Factors" beginning on page 6. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Date of This Prospectus is: __________________, 2005

Explanatory Note

The Registration Statement on Form SB-2 (Registration No. 333-107300) (as amended, the “Registration Statement”) of California News Tech pertaining to the registration of 1,000 units where one unit includes 1,000 shares of common stock and one warrant to purchase 1,000 shares of common stock for $2 per share, exercisable for 12 months, and the concurrent registration of warrants to new Media Sentiment Subscribers and Strategic Partners where each warrant is to purchase 100 shares at $1 per share, exercisable for 12 months from the issuance of the warrant to which this Post Effective Amendment No. 2 relates, was initially filed with the Securities and Exchange Commission on July 24, 2003.

Post- Effective Amendment No. 1 was filed on August 26, 2005 to deregister those units offered to the general public, where each unit consists includes 1,000 shares of common stock and one warrant to purchase 1,000 shares of common stock for $2 per share, exercisable for 12 months, that remained unsold as of the filing date hereof. The minimum amount of this offering was sold and no proceeds were required to be returned to investors. The number of units specifically deregistered was 750 units.

The removal of units offered to the general public from registration shall not affect the Registrant’s concurrent primary offering of warrants to new DNAshare Subscribers and Strategic Partners where each warrant is to purchase 100 shares at $1 per share, exercisable for 12 months from the issuance of the warrant. The offering of warrants to new DNAshare Subscribers and Strategic Partners was to close whenever all of the warrants were issued, or nine months after May 13, 2004, the effective date of the Registration Statement, whichever was sooner. By filing this Post-Effective Amendment No. 2, California News Tech hereby extends the offering of warrants to new DNAshare subscribers and Strategic Partners and this offering will now expire whenever all of the warrants are issued.

Until ______, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

Our Business

California News Tech was originally incorporated in Nevada on January 22, 1999, as NewsSurfer.com Corporation. We changed our name to reflect our recently revised business plan in which we focus on providing customers online news media analysis for a monthly subscription fee. This service is called Media Sentiment and can be accessed at www.MediaSentiment.com.

Our online news media analysis service attempts to capture, measure, and graph trends about the way both the American economy in general and specific publicly traded companies are perceived by the news media. We believe that this summarized information about media sentiment can be helpful to our customers because our customers can interpret and track the potential impact of media sentiment on the overall financial markets and as it may affect particular companies.

We have only recently formulated our business plan and commenced operations. Our business operations are therefore in the start-up phase and we have earned only minimal revenues.

Our principal executive offices are located at 825 Van Ness Street, Suite 406-407, San Francisco, California, 94109. Our telephone number is (415) 861-3421.

The Offering
Securities Offered
10,000 warrants with each warrant allowing the purchase of 100 shares of common stock at $1 per share, exercisable for 12 months from the issuance of the warrant. A Media Sentiment subscriber is a person or entity that subscribes through a Subscription Agreement to the Media Sentiment product. A Strategic Partner is any person or entity that assists us in marketing or selling our products. Our officers, directors, or employees will not be able to receive warrants as Strategic Partners. The issuance of this class of warrants will be based upon a predetermined formula. Only new Media Sentiment subscribers that purchase an annual subscription will receive warrants. New Media Sentiment subscribers will receive 1 warrant for each annual subscription purchased. Strategic Partners will receive warrants based upon their efforts to assist us in marketing and selling our products. A Strategic Partner will receive 1 warrant for every annual subscription we receive as a result of their efforts to sell and market our products.

These warrants are not exercisable in fractions and all shares underlying the warrant must be purchased upon its exercise.

Minimum
New Media Sentiment subscribers or Strategic partners will be entitled to receive Warrants. In order to receive a warrant, each subscriber will be required to sign and agree to a minimum one year agreement for our online news media analysis services. Each Strategic Partner will be required to sign a Strategic Partner agreement. Our officers, directors, or employees will not be able to receive warrants as Strategic Partners. This offering does not have a minimum offering amount.

Use of Proceeds
We will not receive any proceeds from the issuance of Warrants to new Media Sentiment subscribers or Strategic partners.
Assuming that all of the warrants are issued and exercised by new Media Sentiment subscribers or Strategic partners, the gross proceeds received from the warrants will equal $1,000,000.

Best Efforts Offering	The Warrants registered in this offering are being issued on a best efforts basis.
This offering will expire	The offering to new Media Sentiment subscribers and Strategic Partners will close whenever all of the warrants are issued.
Registration of Securities
We are registering the underlying common stock in each of the warrants distributed to Media Sentiment subscribers or Strategic Partners. We are not registering the warrants for resale. The warrants are not tradable, but when exercised into common stock, those common shares are tradable.

                    Summary Financial Information
	Fiscal year ended: December 31, 2004 (Audited)	Three months ended: June 30, 2005
Balance Sheet Data
Cash	$ 187,020	$ 63,744
Total Assets	$ 491,237	$ 367,049
Liabilities	$ 140,221	$ 143,153
Total Stockholders' Equity	$ 351,016	$ 223,896
Income Statement Data
Net Income <Loss>	$ (84,179)	$ (45,410)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Due to any of these risks you may lose all or part of your investment.

Since we have generated only minimal revenues, it remains uncertain whether we can achieve commercially viable operations.

We were incorporated on January 22, 1999, and continue to organize our business operations. We are primarily engaged in seeking out our initial service contracts for our new product, Media Sentiment. Until we demonstrate that we can secure an ongoing supply of service contracts and provide the services called for in those contracts, there can be no assurance that our business will achieve commercial viability and provide stock purchasers with an investment they will not lose.

Because we have suffered recurring losses from operations and have a net capital deficiency, our independent accountants believe there is substantial doubt about the company's ability to continue as a going concern without raising additional capital.

We incurred a net loss of $84,179 for the fiscal year ended December 31, 2004, a net loss of $45,410 for the three months ended June 30, 2005, and a net loss of $92,121 for the six months ended June 30, 2005. The future of the Company is dependent on its ability to obtain financing and upon future profitable operations from Media Sentiment. These factors raise substantial doubt that the Company will be able to continue as a going concern.

If we are not able to succeed in marketing our product, making sales and maintaining a large enough customer base to support our business operations, we will not be able to achieve profitable operations.

As a company that has developed a new software system relatively early in the initial stages of release, we face substantial risks, uncertainties, expenses and difficulties. These risks and uncertainties include the following:

-	Our ability to market and distribute Media Sentiment;

-	Our ability to expand into new markets;

-	Our ability to maintain and enhance our brand name;

-	Our ability to develop and implement tools for generating revenue and making our website a profit center.

We may be unable to accomplish one or more of these goals, which could cause our business to suffer.

If we fail to obtain additional funding, the growth of our business and our ability to sustain operations may be impaired.

Our revenue from operations is not sufficient to sustain the ongoing marketing efforts and execute our current business plan. We will need to raise additional capital. There can be no guarantee that we will be able to do so. If we are not able to do so, our potential for growth and business prospects will suffer.

If we were unable to attract, train, or retain any of our key personnel or managers, our business could fail because our success is dependent in part upon the services of qualified personnel.

Our current management team and technical personnel play a key role in our operations and in the further development of our business. The loss of their services could adversely impact our business and chances for success. We do not currently have any employment agreements with any of our directors, officers or other employees. New laws and regulations affecting corporate governance may impede our ability to retain and/or attract board members and executive officers. Our performance will greatly depend on our ability to hire, train, and retain key employees.

Because our officers and directors have various outside interests and currently provide their services on a part-time basis, they may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail

Our officers have various outside interests. Because we are in the early stages of our business reorganization, many of our officers will not be spending a significant amount of time on our business. Mr. Munz, our President and Chief Executive Officer, currently devotes approximately 40 hours of his time to company matters. Robert Jaspar, our Secretary and Controller, currently devotes approximately 25 hours per week on our business. Competing demands on our officers’ time may lead to a divergence between their interests and the interests of other shareholders. As a result, they may not be willing or able to devote a sufficient amount of time to our business operations, causing our business to fail.

If we are unable to meet client expectations or deliver error-free services, our business will suffer losses and negative publicity.

Our engagements involve information technology that is critical to our clients’ businesses. Sales of our services will be based on convincing the client that we can meet their needs. Failure to meet those needs could result in:

•	delayed or lost revenues due to adverse client reaction;
•	requirements to provide additional services to a client at no charge;
•	refunds of monthly subscription fees for failure to meet service level obligations;
•	negative publicity about our services, which could inhibit our ability to attract or retain clients; or
•	claims for damages against us, regardless of our responsibility for such failure.

The occurrence of any of the foregoing would impact our business in a negative manner and militate against the investor receiving a return on his or her investment.

There are some limitations inherent in Media Sentiment's measurement of media sentiment that may produce a lack of customer acceptance which would result in impaired sales of our product and an inability to achieve profitable operations.

There are many ways to gauge media sentiment and the way we measure it may not be accurate or may be less accurate than other methods. For example, Media Sentiment does not assign any greater weighting to media reports from major outlets such as USA Today than it does to relatively obscure publications with a much more limited circulation. Thus, our measure of media sentiment does not include any adjustment for the fact that a media report about a company from a major media outlet may have a greater effect upon public perception than would an article from a minor media source. Our product also does not include the analysis of any media reports that do not appear on the internet and thus excludes from consideration a potentially large number of media reports. For example, some television and radio media outlets do not reduce their reports to writing and distribute them on the internet. Such reports are not identified or measured by our product, even though they can be expected to affect overall media sentiment. Another limitation on our product as an accurate measure of media sentiment is that our product does not account for errors introduced by reason of statistically inadequate sample sizes. For example, if there are only a handful of media reports about a particular company during the period of time selected by a customer, the resulting Media Sentiment graph may not accurately reflect overall media sentiment during that period of time. Although Media Sentiment discloses the number of media reports used to prepare each graph, we do not purport to identify for our customers whether the results would be considered statistically significant using commonly accepted tools of statistical analysis. The foregoing examples illustrate only some of the limitations inherent in Media Sentiment that may produce a lack of customer acceptance which would result in impaired sales of our product and an inability to achieve profitable operations.

If our technology infringes on the intellectual property rights of others, we may find ourselves involved in costly litigation, which will negatively affect the financial results of our business operations.

Although we have not received notices of any alleged infringement by us, we cannot be certain that our technology does not infringe on issued patents, trademarks, and/or copyright rights of others. Because patents applications in the United States are not publicly disclosed until the patent has been issued, applications may have been filed which relate to our software. We may be subject to legal proceedings and claims from time to time in our ordinary course of business arising out of intellectual property rights of others. These legal proceedings can be very costly, and thus can negatively affect the results of our operations.

If we are not granted full patent protection for our intellectual property, we may have difficulty safeguarding our proprietary technology potentially resulting in our competitors utilizing our technology and impairing our ability to achieve profitable operations.

To begin the process of safeguarding our intellectual property, we have filed a provisional patent application with the United States Patent and Trademark Office. A provisional patent application is a short version of a patent application used to establish an early filing date for a regular patent application filed at a later point in time. The provisional patent application does not result in the issuance of a patent. It is the company’s obligation to file a regular patent application within a year of the provisional patent application filing date. The act of filing a regular patent application does not guaranty that the company will receive a patent. If we do not file a regular patent application timely or in the event that we do file a regular patent application and it is not granted, the Company may have difficulty safeguarding its proprietary technology. The failure to adequately protect our proprietary technology could result in our competitors utilizing our technology and impair our ability to achieve profitable operations.

If any of our competitors infringe on our intellectual property rights, we may find ourselves involved in costly litigation, which will negatively affect the financial results of our business operations.

Until such time that we are granted full patent protection for our intellectual property, we rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy and content license agreement and user agreement restrictions on disclosure and use to protect our intellectual property. We also enter into confidentiality agreements with our employees and consultants, and seek to control access to and distribution of our proprietary information. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain, misappropriate, infringe and use the content on our Web sites or our other intellectual property without authorization. A failure to protect our intellectual property could seriously harm our business, operating results and financial condition. In addition, we may need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and other resources, either of which could have negatively affect our business, operating results and financial condition.

Because we are dependent on third parties for critical services used in our business, we face potential losses if any of these services are interrupted or become more costly.

We do not currently have any full time management employees. Instead, we contract with other companies and outside consultants. We also rely on outside service providers for technical, accounting and legal services. Should these service providers encounter operating difficulties or any unforeseen events, we may be forced to seek new providers or strategic partners. If our Internet and other service providers are unable to serve our needs for a sustained time period as a result of a strike, war, or natural disaster, or any business reason, our business will be impaired because we will be unable to provide our service to our clients.

If we are unable to continually upgrade and expand our systems in order to keep up with the rapid technological change within our industry, we will not be able to compete within our industry and our business will fail.

We seek to generate a high volume of traffic and transactions on our service. The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are critical to our reputation and our ability to attract and retain large numbers of users. Our future revenues may depend on the number of items listed by users. We need to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased traffic on our site and to implement new features and functions, including those that may be required under our contracts with third parties. We may be unable to accurately project the rate or timing of increases, if any, in the use of our service or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely fashion.

We must continually improve our technology systems in order to accommodate the level of use of our website. We must continuously evaluate and implement the most user-friendly format for providing our service. We must upgrade our computer software systems and maintain computer hardware compatible with current industry use to compete in our industry. In addition, we may add new features and functionality to our services that would result in the need to develop or license additional technologies. Our inability to add additional software and hardware or to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased traffic or transaction volume could have adverse consequences. These consequences include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of the users' experience of our service and delays in reporting accurate financial information. Our failure to provide new features or functionality also could result in these consequences. We may be unable to effectively upgrade and expand our systems in a timely manner or to integrate smoothly any newly developed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to expand our business.

We are in a highly competitive industry and some of our competitors may be more successful in attracting and retaining customers which could harm or limit our ability to attract and retain customers or expand our business.

The market for Internet services and products is intensely competitive and rapidly changing. The number of websites on the Internet competing for consumers' attention and spending has proliferated and we expect that competition will continue to intensify. We compete, directly and indirectly, for advertisers, viewers, members and content providers.

Many of our existing competitors, as well as a number of potential new competitors, have longer, more established operating histories in the Web market, greater name recognition, larger customer bases, higher amounts of user traffic and significantly greater financial, technical and marketing resources. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, make more attractive offers to potential employees, distribution partners, advertisers and content providers and may be able to respond more quickly to new or emerging technologies and changes in Web user requirements. Further, we cannot assure you that they will not develop services that are equal or superior to ours or that achieve greater market acceptance than our offerings. Increased competition could also result in price reductions, reduced margins, operating losses, or loss of market share, any of which could seriously harm our business, results of operations, financial condition, and ability to achieve profitable operations.

If there are events or circumstances effecting the continued use, performance, and reliability of the Internet, access to our product and/or the functionality of our product could be impaired causing a negative affect on the financial results of our business operations.

We are dependent on the use of the Internet, particularly for financial news and information, as well as in the continued use, performance, and reliability of the web and in the event that the use, performance, or reliability of the Internet is significantly effected, access to our product and/or the functionality of our product and business could be impaired causing a negative affect on the financial results of our business operations. The risks and uncertainties associated with the Internet include the following:

-	The Internet infrastructure may not be able to support the demands placed on it by continued growth and usage resulting in interruptions in service or other delays;
-	The existence of any computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data;
-	A decrease in Internet commerce attributable to security concerns related to transmitting and/or safely storing personal and confidential information; and
-
Future government regulation could inhibit the growth of Internet commerce or have the result of increasing the cost of conducting business over the Internet due to the need to comply with new government regulations;

The continuing conflict in Iraq, future terrorist attacks and threats of or actual war may negatively impact all aspects of our operations, revenues, and costs.

The continuing conflict in Iraq and the events of September 11, 2001, as well as events occurring in response or connection to them, including future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military disruptions may impact our operations and/or Internet commerce. Any of these events could cause consumer confidence and spending, including spending on the Internet, to decrease, which may impact our online advertising revenues and receipt of additional subscriptions. The continuing conflict in Iraq, and further acts of terrorism and civil disturbances in the United States or elsewhere could have a significant impact on our operating results, revenues and costs.

In the event that we attempt to take part in any business combinations, we face risks associated with any potential business combinations which may negatively impact all aspects of our operations.

Although we do not anticipate any business combinations at the present time, we may do so in the future. There are no current preliminary agreements or understandings to merge or acquire any other company. In the past, we have unsuccessfully attempted to take part in business combinations. On one occasion we entered into preliminary discussions relating to a merger agreement. This agreement was never consummated due to changes in the marketplace and concerns about the viability of the other entity. Additionally, in one other circumstance, we entered into an agreement to be acquired. This agreement was later cancelled by a mutual rescission agreement signed by both entities. Business combinations entail numerous risks, including an inability to successfully complete the business combination or assimilate operations and products, diversion of management's attention, loss of key employees and substantial transaction costs. Moreover, any future business combinations may result in dilution of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in significant amortization expense. Any of these problems or factors could seriously harm our business, financial condition and operating results. We cannot predict the effects of the completion, or the failure to complete any business combination, will have on our business, results of operations and financial condition.

Forward-Looking Statements

Many statements made in this prospectus are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under this section entitled Risk Factors.

This prospectus contains information about our business and the Internet. This information is based on a number of assumptions. The assumptions include that:

•	no catastrophic failure of the Internet will occur;
•	the use of e-commerce by the public will continue to expand;
•	no excess regulation by the government will come about;
•	access to and the ease of use of the Internet will continue to grow; and
•	Internet security and privacy concerns will be adequately addressed.

If any one or more of the foregoing assumptions turns out to be incorrect, actual results may differ from the projections based on these assumptions. The Internet-related markets may not grow as we expect them to. The failure of these markets to grow as expected may have a material adverse effect on our business, results of operations and financial condition.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of Warrants to new Media Sentiment subscribers or Strategic partners.

Assuming that all of the warrants are issued and exercised by new Media Sentiment subscribers or Strategic partners, the gross proceeds received from the warrants will equal $1,000,000.

DETERMINATION OF OFFERING PRICE

There is no offering price for the Warrants that we are registering. These warrants will be given to each new Media Sentiment subscriber or strategic partner until either no warrants remain or the offering is terminated. The issuance of this class of warrants will be based upon a predetermined formula. Only new Media Sentiment subscribers that purchase an annual subscription will receive warrants. New Media Sentiment subscribers will receive 1 warrant for each annual subscription purchased. Strategic Partners will receive warrants based upon their efforts to assist us in marketing and selling our products. A Strategic Partner will receive 1 warrant for every annual subscription we receive as a result of their efforts to sell and market our products. A "subscriber" is any user who pays a monthly or annual amount to have access to our product. A "Strategic Partner" is any person or entity that assists us in marketing or selling our products.

SELLING SHAREHOLDERS

There are no selling shareholders in this offering of common stock. All stock will be sold by California News Tech.

PLAN OF DISTRIBUTION

The following officers and directors are issuing the Warrants being offered through this prospectus:

Name of Officer/Director            Position
Marian Munz                   President and Director

These warrants will be given to each new Media Sentiment subscriber or strategic partner until either no warrants remain or the offering is terminated. We will not pay any commission on any issuances of any Warrants by Mr. Munz. Mr. Munz will be exempt from registration as a broker-dealer under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended.

Rule 3a4-1 defines the safe harbor circumstances under which a person associated with an issuer, who participates in the distribution of securities, shall be deemed not to be brokers subject to registration. Mr. Munz will be able to claim this exemption because he will be able to satisfy the four requirements of the rule. First, he will not be subject to a statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) at the time of his participation in the sale of the issuer’s securities. Second, he will not receive any compensation in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. Third, he is not now and will not be at the time of his participation an associated person of a broker or dealer. Lastly, Mr. Munz as the President and Chief Executive Officer will primarily perform substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities, Mr. Munz is not a broker dealer and has not been associated with a broker dealer within the preceding 12 months, and Mr. Munz has not and will not participate in selling an offering of securities for any issuer more than once every 12 months unless specifically permitted under the federal securities laws.

We are offering warrants on a discretionary basis to new Media Sentiment subscribers and strategic partners where each warrant is to purchase 100 shares at $1 per share, exercisable for 12 months from the issuance of the warrant. These warrants will be issued to each new Media Sentiment subscriber or strategic partner until either no warrants remain or the offering is terminated. Only new Media Sentiment subscribers that purchase an annual subscription will receive warrants. New Media Sentiment subscribers will receive 1 warrant for each annual subscription purchased. Strategic Partners will receive warrants based upon their efforts to assist us in marketing and selling our products. A Strategic Partner will receive 1 warrant for every annual subscription we receive as a result of their efforts to sell and market our products. Our officers, directors, or employees will not be able to receive warrants as Strategic Partners. This offering will commence promptly following the effectiveness of the registration statement. This offering will close whenever all warrants are issued. This offering does not have a minimum offering amount.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

Our agent for service of process in Nevada is Cane & Associates, LLP, 3273 E. Warm Springs, Rd., Las Vegas, Nevada 89120.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following persons are the current executive officers and directors of California News Tech:

NAME	AGE	POSITION(S)
Marian Munz	48	Director, President and Chief Executive Officer
Robert C. Jaspar	64	Director, Secretary, Chief Financial Officer
Mr. Dave Dunn	63	Director
David A. Hotchkiss	50	Director
Seymour Rubenstein	72	Director

The following information sets forth the names of our officers and directors, their present positions, and certain of their biographical information.

Mr. Marian Munz is our President, Chief Executive Officer and a Director. Mr. Munz has held those positions since our inception on January 22, 1999. Mr. Munz also serves as a consultant to California News Tech. Since March of 1997, Mr. Munz has been the president of Strategic Information Technology Int’l., a California company that developed software for internet based applications and provided information Technology consulting services to companies such as: Sun Microsystems, Apple Computer, SBC Communications and others. Mr. Munz owns 100% of Strategic Information Technology Int’l., Inc. and there is no affiliation between this company and California News Tech. Mr. Munz holds an M.S. in Information Systems from Golden Gate University in San Francisco.

Mr. Robert C. Jaspar is our Secretary, Chief Financial Officer and a Director. Mr. Jaspar has held these positions since April, 1999. Mr. Jaspar also serves as a consultant to California News Tech. From June of 1996 to March of 2000, Mr. Jaspar worked for GE Capital-IT Solutions, the national reseller of computer systems and related services to major corporations and government agencies, first as Regional Controller and Financial Manager for the Western US, and then as the Director of Regional Service Operations. Mr. Jaspar previously worked for Siemens Medical Systems as its Assistant Corporate Controller and Manager of Finance and Accounting. From 1993 to 1994, in a consulting role as Director of Accounts Receivable for Vanstar Corp., Mr. Jaspar reorganized their national Accounts Receivable organization and reduced their accounts receivable average collection period 24% in seven months. Mr. Jaspar holds and Executive M.B.A in finance from Saint Mary’s College, and a B.A. in Business Administration and Accounting from the California State University.

Mr. Dave Dunn, Director, is founder and CEO of e-agency, Inc., the award-winning interactive marketing communications firm located in San Francisco Bay Area. He has spent more than 30 years as a branding professional working for start-ups, Fortune 500 firms and non-profit organizations. Mr. Dunn’s first branding experience started in graduate school when he co-founded Re-Con Systems which went public in February, 1969. He started his business career working for J. Walter Thompson Advertising in its New York office. His agency career also includes stints at Dancer, Fitzgerald & Sample and the San Francisco office of Saatchi & Saatchi, where he was a director and senior vice president responsible for the Hewlett-Packard advertising account. He has gained experience with more than two dozen brands of some of the nation’s largest consumer packaged-goods companies. His experience includes new product introductions, brand building and brand restaging for General Foods, Georgia-Pacific, Warner Lambert, KFC, Cheesborough-Ponds, Heublein, Seagrams and Foster Farms. In 2002, Mr. Dunn was honored as the “Entrepreneur of the Year” by the Oakland Metropolitan Chamber of Commerce. Mr. Dunn is a graduate of Stanford University and has an MBA from the Wharton School of Finance and Commerce.

David A. Hotchkiss, Ph.D is a Director. Dr. Hotchkiss is a Principal Program Manager for Kaiser Permanente in the information technology division where he provides portfolio and program management for all financial services, programs and projects. He started in this position in February, 2003. From 2001 to 2002, Dr. Hotchkiss served as Vice President of Operations for A&G Electric & communications where he led both divisions of this privately held company. He developed operating standards, the five-year business plan, negotiated contracts and oversaw all projects. During 2001, Dr. Hotchkiss also served as a director of A&G Electric & communication, Inc. From December of 2000 to May of 2001, Dr. Hotchkiss worked for Agency.com as its Regional Vice President of Operations and Project Management for the San Francisco Region. From August of 1999 to July of 2000, Dr. Hotchkiss worked for iXL, Inc. as the Vice President of Project Management and Process, where he oversaw all regional projects, developed project manager skills, and developed standard processes for delivering projects. Dr. Hotchkiss worked for KPMG Peat Marwick LLP from October of 1997 to May of 1999 as a Senior Manager and worked in the capacity as Director of Project Management, where he established a newly created project management department for government services projects. Dr. Hotchkiss holds a Ph.D. from De La Salle University.

Term of Office

Our directors are elected for terms of one year to hold office until the next annual general meeting of the holders of our common stock, as provided by the Nevada Revised Statutes, or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares of common stock at May 23, 2005 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our directors, (iii) our executive officers, and (iv) by all directors and executive officers as a group. Each person named in the table, has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

Title of class	Name and address of beneficial owner	Amount of beneficial ownership	Percent of class
Common	Marian Munz 825 Van Ness Ave., Suite 406-407 San Francisco, California, 94109	693,667 [1]	34.9% [5]
Common	Robert Jaspar 825 Van Ness Ave., Suite 406-407 San Francisco, CA 94109	59,267 [2]	7.5% [6]
Common	John T. Arkoosh 3415 Klamath Woods Place Concord, CA 94518	238,333 [3]	11.7% [7]
Total of all directors and executive officers		991,267	54.1%
Common	Emmanuel D. Agorastos 2301 Broadway, #303 San Francisco, California 94115	149,499 [4]	5.4%
Common	Howard F. Fine & Carol M. Fine, Trustees of the Fine 1988 Revocable Trust 33 Jordan Ave. San Francisco, California 94118	400,000	18.1% [8]
Common	Gary Schell 21795 - 64th Ave. Langley, BC, Canada V2Y 2N7	500,000	18.1%

The percent of class is based on 2,756,333 shares of common stock issued and outstanding as of May 23, 2005.

As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

1.	Includes 25,000 shares held by an immediate family member sharing the same household
2.	Includes 21,667 shares held by an immediate family member sharing the same household.
3.	Includes 183,333 shares held by an immediate family member sharing the same household. Also includes 5,000 shares held by a limited liability company for which Mr. Arkoosh is the beneficial owner
4.	Includes 11,999 shares held by an immediate family member sharing the same household.
5.	Included in the calculation of the percentage of beneficial ownership are 242,000 options and 25,000 warrants exercisable within 60 days.
6.	Included in the calculation of the percentage of beneficial ownership are 144,000 options and 5,000 warrants exercisable within 60 days.
7.	Included in the calculation of the percentage of beneficial ownership are 73,500 options and 10,000 warrants exercisable within 60 days.
8.	Included in the calculation of the percentage of beneficial ownership are 100,000 warrants exercisable within 60 days

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 8,333,333 shares of common stock with a par value of $0.003 per share.

The following description of our common stock includes all material characteristics of the securities registered in this registration statement.

Common Stock

On May 23, 2005 there were an aggregate of 2,756,333 shares of Common Stock outstanding and entitled to vote, held of record by approximately 80 shareholders.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as a liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Warrants

At the present time, there are outstanding warrants to purchase our common stock. These warrants were issued in a unit offering to the general public that consisted of 1,000 units for $1,000.00 per unit where the purchase of one unit included one warrant to purchase 1,000 shares of common stock for $2.00 per share, exercisable for 12 months from the closing date of the offering.

The offering to new Media Sentiment subscribers and strategic partners involves a different class of warrants where each warrant is to purchase 100 shares at $1.00 per share, exercisable for 12 months from the issuance of the warrant. Until such time that the warrants in either offering are exercised, the holder is not entitled to voting rights, share in any dividends declared, or have any other rights entitled to holders of our common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in us. Nor was any such person connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Cane Clark, LLP, our independent legal counsel, has provided an opinion on the validity of our common stock.

Jewell & Langsdale, independent Certified Public Accountants, audited our financial statements and presented their report with respect to the audited financial statements. The report as of December 31, 2004, was given upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Revised Statutes and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated as a Nevada corporation on January 22, 1999. At the time of formation, Mr. Munz received 666,667 shares of our stock and a demand note for $55,000 bearing interest at 10% per annum in exchange for the technology necessary to create our primary product. We did not obtain the opinion of any outside persons in determining the value of the assets transferred to us by Mr. Munz. Mr. Munz agreed to cancel the note on December 31, 2001.

DESCRIPTION OF BUSINESS

Our business model relies on the capability of giving our customers near real-time measurement and trend analysis of the media sentiment about the public companies they may wish to track. We created our research product by using our computer systems to search the Internet for publicly available media reports about publicly traded companies. We use a proprietary Internet search engine technology that is focused on searching strictly news and publicly traded corporate websites. Our computer systems analyze the news reports published on the Internet using our proprietary software to measure the sentiment. It does this by searching each media report for certain key words and phrases that we have previously identified both as significant to determining sentiment and as indicative of either positive or negative sentiment. By quantifying the number of words or phrases in a media report that indicate positive or negative sentiment, we then classify each report as a whole as positive, negative or neutral. Next we total the number of each of the positive, negative and neutral reports and then calculate the percentage each category represents of the overall media coverage for the requested period of time. The results are then displayed graphically for the benefit of our customers on our password protected website. Our computers have been collecting and analyzing media reports since June of 2002, which allows us to present both historical and current information so that our customers can also observe any trends. Our system further allows our customers to access the source media reports and abstracts of the source reports, also prepared by our software, should they wish to review any of the media reports that underlie our graphs.

One reason customers are interested in media sentiment is because they may believe that media sentiment either reflects public sentiment, drives public sentiment, or both, and that public sentiment affects the economy and particular companies. Media Sentiment™ uses the methodology described above to measure and describe media sentiment.

In order for a customer/user to access the Media Sentiment™ service, the user needs to open an account by entering his/her personal information and submitting payment with a credit card online. Currently, user has the option of subscribing for either one month at $9.95 or for one year at $99.95. After the credit card is validated, the user will receive an email confirming that the transaction has taken place and indicating his/her account information (i.e., user name and password).

The user must then enter the website and input his/her user name and password to enter the Media Sentiment™ services. The user will then be prompted to submit information in order to complete and process the research report which they have requested. The user will be required to enter a trading symbol for a company trading on either the Nasdaq or NYSE markets. In addition, the user also will be able to select a symbol from a list of companies that is presented. In order to generate a research report, the user then will be required to enter a specific time period. The user has the option of selecting a period for which he/she would like to conduct the media sentiment analysis by selecting the From and To Years, Months and Days. The user has a significant amount of flexibility when entering the time period. Media Sentiment™ is able to generate a research report for a period of a year, month, day, or any combination thereof for a time period going back as far as June 1, 2002.

After the required company and time period information is entered, the user is presented with one bar which gives an average measurement of the media sentiment for the selected company during the selected time period. The bar indicates the percent of the Negative media sentiment, in red, the percent of the Positive media sentiment, in green, the percent of the Neutral media sentiment, in grey. The user has the ability to see graphs that indicate the media sentiment variances by article, day, month, or year. The user will also have the ability to select an individual article, visually, based on the variances in media sentiment and Media Sentiment™ would present an abstract of that article along with a link to the original article.

Competition

We are a media research company. Other companies offer competitive products in the form of news and text search services, text analysis, and media analysis. We are unaware of any competitor that offers a product that is identical to, or substantially indistinguishable from, our Media Sentiment™ graphs of media sentiment in both near real-time and over specific user-defined periods. However, the media research business, in general, is intensively competitive and even if our Media Sentiment™product is well received by the market, our competitors may adjust their product offerings to compete with us or new competitors may emerge. Presently, other companies compete with us by offering news and text search services, text analysis services and media analysis services, each of which can be considered competition for Media Sentiment™.

Text search

Companies that provide internet or news search services compete with us in that they allow users to identify media stories about virtually any subject, including the publicly traded companies that are the primary focus of Media Sentiment™. Users of these services can then review these media reports directly and form their own judgments about the media sentiment. Internet search services include such well-known companies as Yahoo and Google.

One disadvantage of the internet search engines to a user trying to identify media reports about a particular company is that these services will typically return to a user a large number of references that do not relate to media reports. This limitation is addressed by news and business information companies such as Factiva or Moreover, which offer targeted news search capabilities. Several of these firms also provide their customers with tools that allow their customers to analyze the source media reports on their own. For example, Factiva provides its customers with access to a collection of current and archived global news, business and company information and the use of tools to examine that information in the form of free-text searching, lists of indexed terms, and advanced filtering techniques to pinpoint accurate results. Although our website allows our users to access both the source media reports used to create our media sentiment analysis graphs and computer generated abstracts of those same reports, we do not offer text analysis tools similar to those offered by news search firms. To our knowledge, neither internet search firms nor news search firms provide their customers with sentiment analysis such as that provided by our Media Sentiment™.

Text Analysis

Some companies that provide text analysis, such as ClearForest and Biz360, compete with us in that they provide their customers with information that can be considered a substitute for our Media Sentiment™ graphs. For example, ClearForest is in competition with us because it utilizes technology to automatically read and interpret documents, including press releases and media reports, in an attempt to identify patterns, connections, trends and features relevant to their customers. ClearForest delivers the results of its analysis via simple, visual interactive formats. ClearForest markets it services to one of our target markets, individual on-line investors. Biz360 offers a similar product which it markets as a means for its clients to measure the effectiveness their public relations efforts. Although not one of our initial target markets, we also intend to offer Media Sentiment™ to companies as a tool to measure the effectiveness of their public relations efforts.

Media Analysis

Traditional public relations firms such as Carma International, Mediatrack, and PR Track provide media analysis services to their customers and are in competition with us because these firms provide their clients with the ability analyze media sentiment. To our knowledge, these firms generally rely upon human readers to examine the source media reports as opposed to a computerized analysis system such as Media Sentiment™. At this time, the media analysis provided by these firms tends to focus on brand recognition, competitor analysis, market share, and media coverage. Because of their corporate focus and their use of human readers, these traditional PR firms usually charge fees that are incompatible with our initial target market of individual consumers. For example, our research shows that Carma International charged in December 2001 $13 a day, whereas we plan to charge $9.95 for a monthly subscription to Media Sentiment™ per individual user. However, many of these traditional public relations firms have the capital and human resources to develop technology identical to or substantially indistinguishable from Media Sentiment™.

Employees

We currently have no full-time employees, other than our President and CEO, Mr. Marian Munz, and our CFO, Mr. Robert Jaspar.

Available Information

We file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding our Company and other companies that file materials with the SEC electronically. Our office is located at 825 Van Ness Ave., Suite 406-407, San Francisco, California, 94109. Our phone number at that address is (415) 861-3421.

Government Regulation

We are not aware of any existing or probable governmental regulation that will have a material impact on our company.

We are not subject to any compliance with environmental laws.

Trademarks and Intellectual Property

We own the software that we use to create Media Sentiment™, described above. After inception, we purchased the rights and ownership of the initial components of the software from Strategic Information Technology Intl, Inc.

We filed a U.S. Provisional Patent Application on August 8, 2003 with the United States Patent and Trademark Office for our software. This application was assigned Serial No. 60/493,869. A provisional patent application is a short version of a patent application which is used to establish an early filing date for a regular patent application filed at a later point in time. The provisional patent application does not result in the issuance of a patent. It is the company’s obligation to file a regular patent application within a year of the provisional patent application filing date. The failure to do so will result in the provisional patent application becoming useless. We failed to file for the regular patent application prior to August 8, 2004. On September 29, 2004, we submitted another Provisional Patent Application with the United States Patent and Trademark Office for our software. The U.S. Provisional Patent Application Serial No. is 60/599,922.

We submitted an application to register Media Sentiment as our trademark. The United States Patent and Trademark Office assigned serial number 78574285 to the trademark application. We anticipate that we will receive a response to our application in approximately 6 months.

We registered the domain name www.MediaSentiment.com.

We plan to seek a federally registered trademark for more of our intellectual property, including the logos associated with Media Sentiment and the names and logos associated with Heads-Up, but have not done so at this time.

Research and Development

We incurred research and development expenditures for the fiscal year ended December 31, 2004 in the amount of $10,200.

We plan to continue our current efforts in market research and development. As part of this process, we will continuously survey the online investor community to gain an understanding of investors’ likes and dislikes. Based upon this feedback, we will consider the merits of offering additional products and services.

PLAN OF OPERATION

Our business model relies on the capability of giving our customers near real-time measurement and trend analysis of the media sentiment about the public companies they may wish to track. We believe that our customers are interested in media sentiment because they may believe that media sentiment either reflects public sentiment, drives public sentiment, or both, and that public sentiment affects the economy and particular companies. We created our research product, Media Sentiment™, by using our computer systems to search the Internet for publicly available media reports about publicly traded companies. We use a proprietary Internet search engine technology that is focused on searching strictly news and publicly traded corporate websites. Our computer systems analyze the news reports published on the Internet using our proprietary software to measure the sentiment. Our systems measure sentiment by searching each media report for certain key words and phrases that we have previously identified both as significant to determining sentiment and as indicative of either positive or negative sentiment. By quantifying the number of words or phrases in a media report that indicate positive or negative sentiment, we then classify each report as a whole as positive, negative or neutral. Next we total the number of each of the positive, negative and neutral reports and then calculate the percentage each category represents of the overall media coverage for the requested period of time. The results are then displayed graphically for the benefit of our customers on our password protected website. Our computers have been collecting and analyzing media reports since June of 2002, which allows us to present both historical and current information so that our customers can also observe any trends. Our system further allows our customers to access the source media reports and abstracts of the source reports, also prepared by our software, should they wish to review any of the media reports that underlie our graphs.

For the next twelve months, we plan to implement the first and second phases of our marketing plan and make efforts to continually improve our technology systems and product. The execution of our business plan in the next twelve months is contingent upon us obtaining additional financing through another debt or equity financing arrangement or through increased sales. If we are unable to obtain additional financing, the implementation of our business plan will be impaired.

Marketing Plan

We have recently released our new website www.MediaSentiment.com and have begun the marketing and sales programs.

We are in the process of implementing the following actions as a part of the first phase of our market plan:

•	Purchasing keyword advertising from online providers such as Google, Yahoo and others who offer such online services.
•	Seeking affiliate relationships with other websites that would place on their website information about our product and links and/or images to our website.
•	Future purchases of banner and text advertising space on other financial/investment companies’ web sites.
•	Marketing directly via focused e-mail campaigns by purchasing lists that focus on our target customer.
•	Recruitment and use of a sales force of independent sales representatives.

During this first phase of our marketing plan, we are targeting on-line investors. We have started the use of a sales force of independent sales representatives which we anticipate paying with stock options and/or commissions to generate subscription sales. In addition, we plan to generate subscription sales by seeking affiliate relationships with other websites that would place on their website information about our product with links and/or images to our website. We anticipate completing the first phase of our marketing plan during the third and fourth quarters of 2005.

We have hired a team of contractors to help us with in-house marketing activities, including subscription sales, and the development and production of E-motions, a newsletter complementing our product line. To house the new marketing team, we have expanded our leased office space and acquired new equipment.
During the second phase of our marketing plan, we will target corporations with an online presence, small to medium size online broker companies, financial portals, and financial data distributors. We are still in the process of developing detailed plans to implement this second phase of marketing.

For the third phase of our marketing plan, we intend to target major corporations, online broker firms, financial portals and financial data distributors. We are still in the process of developing detailed plans to implement this third phase of marketing. We do not anticipate being able to begin the third phase for at least twelve months.

Product Development

At the present time, we have released the first version of the Media Sentiment™ product which offers the following:

(1) A Heads Up: measures media sentiment resulting from the analysis of corporate earnings releases. As soon as the releases are posted on the corporate web site, we capture the media sentiment and give the release a thumbs up or thumbs down rating.

(2) Media sentiment trend measures and graphs the analysis for Nasdaq and NYSE public companies based on searches of 6,000 plus news web sites, including the news sections of the individual company web sites.

(3) The tracking of media sentiment indices for three (3) major indices including the following:

(a)	Media Sentiment™ 100 (based on measurements of the media sentiment of the 100 companies which are part of the Nasdaq 100 index);

(b)	Media Sentiment™ 30 (based on measurements of the media sentiment of the 30 companies that are part of the Dow Jones Industrial Index); and

(c)	Media Sentiment™ 500 (based on measurements of the media sentiment of the 500 companies that are part of the S&P 500 index).

(4) E-motions: a newsletter, which aims to arm readers with self-knowledge about the emotions behind their own investing so that they can improve their financial strategies. E-motions addresses financial and media psychology in an entirely new way, focusing on the companies featured each week on MediaSentiment.com. Our newsletter explores case studies high-lighting any correlation between price moves in MediaSentiment™ featured stocks, news coverage and media sentiment. Each week's topic strives to provide unique insight into the behavior of other investors and movement in the market.

The basis of the research behind each E-motions newsletter is the thumbs up / thumbs down recommendations Media Sentiment’s A Heads Up service produces for NYSE and NASDAQ companies. These ratings measure the sentiment company earnings reports create in the media.

We have determined that our first version of Media Sentiment™ could be improved to offer more powerful search capabilities and cover more news sources and public companies. During the next twelve months, we also plan to continually improve our technology systems and product. We plan to develop future versions of Media Sentiment™ that will increase the number of news sources to be interrogated by our search engine, seek to implement more user friendly tools to enhance the performance of our product, and improve and further develop the trend graphs. We also plan, with updated versions of our product, to enable real-time processing of increased news sources.

We intend to increase staffing to handle the additional demands associated with expansion of our customer base when needed. We may hire additional employees and/or contractors to assist us with sales, customer service, technical support, website management and development, as well as administration. If we hire additional employees and/or contractors, we will then need to lease additional office space to accommodate the associated growth in the number of employees and computer servers.

Further, we plan to continue our current efforts in market research and development. As part of this process, we will continuously survey the online investor community to gain an understanding of investors’ likes and dislikes. Based upon this feedback, we will consider the merits of offering additional products and services and of proceeding with anticipated expansions. These anticipated expansions include moving into new facilities and hiring additional employees provided we are successful in increasing our sales of Media Sentiment™.

We do not anticipate purchasing any real property during the next twelve (12) months. We anticipate purchasing computers, computer servers, and computer software for an estimated cost of $10,000 to $20,000 over the next twelve months.

Assets

Our total assets as of June 30, 2005 were $367,049, including cash in the amount of $63,744.

Liabilities and Stockholders Equity

Our total liabilities as of June 30, 2005 were $143,153, consisting of accounts payable in the amount of $19,829, short term notes payable in the amount of $43,500, and long term notes payable in the amount of $77,140.

As of June 30, 2005, Stockholders’ Equity was $223,896.

Results of Operations

We generated revenue in the amount of $6,895 during the three month period ended June 30, 2005, compared to $0 for the three month period ended June 30, 2004. Our revenue for the reporting period was generated primarily through the receipt of rental fees for the use of our mailing lists. Beginning in June 2005, we sold $2,899 in subscriptions. We report subscription revenue over the life of the subscription, with $215 reported as revenue earned in the quarter ended June 30, 2005, and $2,684 carried on the balance sheet as unearned revenue, for recognition in future periods.

We incurred operating expenses in the amount of $52,304 for the three months ended June 30, 2005, compared to operating expenses of $13,637 for the three months ended June 30, 2004. The increase in our operating expenses for the three months ended June 30, 2005 was primarily attributable to expenditures for the legal fees and the payment of executive compensation. During the reporting period, we incurred $11,650 in legal costs and paid $14,000 in executive compensation.

Liquidity and Capital Resources

On June 30, 2005, we had cash in the amount of $63,774, which primarily resulted from funds raised in our public equity offering that closed in the last quarter of 2004. As of June 30, 2005, we had total current assets in the amount of $63,744 and total current liabilities of $66,013. As a result, our working capital on June 30, 2005 was ($2,269).

We intend to fund operations over the next twelve months through increased subscription sales, and debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital or other cash requirements for the next twelve months. The completion of our business plan for the next 12 months is contingent upon us obtaining additional financing. If we are unable to obtain additional financing, the full implementation of our business plan will be impaired.

Off Balance Sheet Arrangements

As of June 30, 2005, there were no off balance sheet arrangements.

DESCRIPTION OF PROPERTY

On January 15, 2005, we entered into a three month lease for office space located at 825 Van Ness Ave., Suite 406-407, San Francisco, California, 94109. Following this three month term, the lease will continue on a month to month basis.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as set forth below, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction during the last two years or in any presently proposed transaction which, in either case, has or will materially affect us.

In April 2003, our president, Mr. Marian Munz, and large affiliate shareholder, Mr. Gary Schell, entered into a lock up agreement with us, limiting their ability to sell their shares. At that time, Mr. Munz, our President, owned approximately 26.6% of our outstanding shares and Mr. Schell, owned approximately 19.9% of our outstanding shares. Each agreed not to sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose of more than 20% of their currently held shares of common stock per year. In order to carry out the purpose of this lock up agreement, Mr. Munz and Mr. Schell have signed an agreement and will execute an escrow agreement where all restricted shares subject to the lock up agreement will be transferred and held. At the present time, the parties have not executed an escrow agreement and all of the restricted shares have been and currently are being held by California News Tech. It remains the intention of the parties to execute the escrow agreement referenced above.

From January 1, 2003 through December 31, 2003, we granted options to purchase 36,000 shares of our common stock at $1.00 per share to Mr. Jaspar as compensation for services he rendered for us.

From January 1, 2003 through December 31, 2003 we granted options to purchase an additional 11,200 shares of our common stock at $1.00 per share to Mr. Barrs as compensation for services he rendered to us.

In addition to the specific transactions described above, during the first quarter 2003, we granted each of our directors options to purchase 48,000 shares of common stock at an exercise price of $1.00 per share. These options are to vest at the rate of 2,000 shares per month, for each month of service beginning February 1, 2003, for a period of 24 months. From February 1, 2003 through December 31, 2003, we granted options to each director to purchase an additional 22,000 shares of our common stock at $1.00 per share for their services as directors, a total of 132,000 shares. Effective January 1, 2004, the plan for granting of options to directors was modified by the board of directors and approved by the shareholders. We granted each of our external directors options to purchase 12,000 shares of common stock at an exercise price of $1.00 per share. These options are to vest at the rate of 1,000 shares per month, for each month of service beginning March 1, 2004, for a period of 12 months. In addition, we granted each director options to purchase up to 25,000 shares of common stock per year for attendance and participation in director meetings. These options will vest at the rate of 5,000 shares per meeting, up to a maximum of 5 meetings per calendar year, for each meeting beginning January 1, 2004.

In confirmation of unpaid balances for services performed by officers and related parties, the board of directors agreed to confirm balances of $120,640 due to related parties, and shown on the books of the corporation at December 31, 2003 as notes payable, by executing formal notes to the following: John Arkoosh - $17,500, Martin Barrs - $11,200, Robert C. Jaspar - $76,940, and Marian Munz - $15,000. The notes shall be demand notes carried on the books of the corporation without interest. As shown in the use of proceeds, $43,500 shall be used to pay down $17,500 due John Arkoosh and $26,000 of the balance due Robert C. Jaspar.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the NASD over the counter bulletin board under the symbol “CNTE.”

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of the Securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and; (f) contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that is subject to these penny stock rules. Therefore, because our common stock is subject to the penny stock rules, stockholders may have difficulty selling those securities.

Holders of Our Common Stock

On May 23, 2005 there were an aggregate of 2,756,333 shares of Common Stock outstanding and entitled to vote, held of record by approximately 80 shareholders.

Dividends

There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1.	We would not be able to pay our debts as they become due in the usual course of business; or

2.
Our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers for each of the last three completed fiscal years.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awarded ($)	Warrants & Options (#)	LTIP payouts ($)	All Other Compensation ($)
Marian Munz	President, CEO and Director	2004 2003 2002	6,000 15,000 0	0 0 0	0 0 0	0 0 0	20,000 22,000 0	0 0 0	0 0 0
Robert C. Jaspar	Secretary, CFO, and Director	2004 2003 2002	5,000 36,000 36,000	0 0 0	0 0 0	0 0 0	20,000 58,000 41,000	0 0 0	0 0 0
John T. Arkoosh	Director & Former VP	2004 2003 2002	0 0 48,000	0 0 0	0 0 0	0 0 0	34,000 22,000 17,500	0 0 0	0 0 0
David A. Hotchkiss	Director	2004 2003 2002	0 0 n/a	0 0 n/a	0 0 n/a	0 0 n/a	34,000 22,000 n/a	0 0 n/a	0 0 n/a
Martin Barrs	Former CTO & Director	2004 2003 2002	0 11,200 23,000	0 0 0	0 0 0	0 0 0	20,000 33,200 100,000	0 0 0	0 0 0

Incentive Stock Options

Effective March 1, 2004, the plan for granting of options to directors was modified. We granted each of our external directors options to purchase 12,000 shares of common stock at an exercise price of $1.00 per share. These options are to vest at the rate of 1,000 shares per month, for each month of service beginning March 1, 2004, for a period of 12 months. In addition, we granted each director options to purchase up to 25,000 shares of common stock per year for attendance and participation in director meetings. These options will vest at the rate of 5,000 shares per meeting, up to a maximum of 5 meetings per calendar year, for each meeting beginning January 1, 2004.

The following table summaries the grants of stock options that were made to Directors and Officers over the last three fiscal years:

Name	Number of Options	Exercise Price	Year
John T. Arkoosh Sr.	34,000 22,000 17,500	$1.00 $1.00 $1.00	2004 2003 2002
Martin Barrs	20,000 33,000 100,000	$1.00 $1.00 $0.80	2004 2003 2002
Robert J. Jaspar	20,000 58,000 41,000	$1.00 $1.00 $1.00	2004 2003 2002
Marian Munz	20,000 22,000 0	$1.00 $1.00 0	2004 2003 2002
David Hotchkiss	34,000 22,000	$1.00 $1.00	2004 2003

FINANCIAL STATEMENTS
Index to Financial Statements:

Audited Financial Statements for the years ending December 31, 2004, including:
F-1  Independent Auditor’s Report

F-2  Balance Sheets - As of December 31, 2004 and December 31, 2003

F-3  Statements of Operations - Years Ended December 31, 2004, and 2003

F-4  Statement of Stockholders’ Investment - Years Ended December 31, 2004, and 2003

F-5  Statements of Cash Flows - Years Ended December 31, 2004, and 2003

F-6  Notes to Financial Statements

Unaudited Financial Statements for the three and six month periods ended June 30, 2005, including:

F-14 Balance Sheet as of June 30, 2005.

F-15 Statement of Operations for the three and six month periods ended June 30, 2005 and 2004;

F-16 Statement of Cash Flows for the three and six month periods ended June 30, 2005 and 2004;

F-17 Notes to Consolidated Financial Statements.

California News Tech
Financial Statements
December 31, 2004
with
Report of Independent Registered
Public Accounting Firm

California News Tech
December 31, 2004

                Index to Financial Statements

Page
Report of Independent Auditors	1

Financial Statements
Balance Sheets	2

Statements of Operations	3

Statements of Shareowners’ Investment	4

Statements of Cash Flows	5

Notes to Financial Statements	6-13

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareowners
California News Tech

We have audited the accompanying balance sheets of California News Tech as of December 31, 2004 and 2003 and the related statements of operations, shareowners’ investment, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California News Tech at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Jewell & Langsdale

Walnut Creek, California
February 18, 2005

California News Tech
Balance Sheets
December 31, 2004 and 2003

	2004	2003

Assets
Current assets:
Cash	$187,020	$8,525
Accounts receivable	508
Prepaid expense	404	0
	187,932	8,525

Equipment, net of
accumulated depreciation	1,206	1,462

Other assets:
Security deposits	1,500
Product development	268,739	268,739
Website development	31,860	31,860

	$491,237	$310,586

Liabilities and Shareowners’ Investment
Current liabilities:
Accounts payable and accrued expenses	$19,581	$38,913
Notes payable	43,500	43,500
Total current liabilities	63,081	82,413

Long- term debt:
Notes payable	77,140	77,140

Shareowners’ investment:
Common stock, $0.003 par value.
Authorized 8,333,333 shares,
Issued and outstanding
2,791,333 and 2,506,333 shares	8,374	7,519
Paid-in capital	1,017,564	734,257
Retained earnings (deficit)	(674,922)	(590,743)
	351,016	151,033

	$491,237	$310,586

See accompanying notes.

California News Tech
Statements of Operations
Years ending December 31, 2004, 2003 and 2002

	2004	2003	2002

Revenue	$4,244	$324	$253

Expenses:

Selling and administrative costs	30,867	77,117	93,598
Office and other operating costs	56,588	54,446	20,136
Depreciation	968	2,825	1,604

Total expenses	88,423	134,388	115,338

Net income (loss)	$(84,179)	$(134,064)	$(115,085)

Average common shares outstanding (basic)	2,557,833	2,498,000	2,243,708

Income (loss) per share (basic)	$(.03)	$(.05)	$(.05)

Average common shares outstanding (diluted)	2,557,833	2,498,000	2,243,708

Income (loss) per share (diluted)	$(.03)	$(.05)	$(.05)

See accompanying notes.

California News Tech
Statements of Shareowners’ Investment
Years ending December 31, 2004, 2003 and 2002

				Retained
	Common Stock		Paid-in	Earnings
	Shares	Amount	Capital	(Deficit)

Balance, January 1, 2002	2,018,833	$6,057	$581,659	$(341,594)

Net income (loss) for year
ended December 31, 2002				(115,085)

Shares issued	437,500	1,312	142,748

Balance, December 31, 2002	2,456,333	7,369	724,407	(456,679)

Net income (loss) for year
ended December 31, 2003				(134,064)

Shares issued	50,000	150	9,850

Balance, December 31, 2003	2,506,333	7,519	734,257	(590,743)

Net income (loss) for year
ended December 31, 2004				(84,179)

Shares issued	285,000	855	283,307	0

Balance, December 31, 2004	2,791,333	$8,374	$1,017,564	$(674,922)

See accompanying notes

California News Tech
Statements of Cash Flows
Years ending December 31, 2004, 2003 and 2002

	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$(84,179)	$(134,064)	$(115,085)
Adjustments to reconcile net income (loss)
to net cash provided (used)
by operating activities:
Depreciation	968	2,825	1,604
Increase/decrease in assets and liabilities:
Accounts receivable, prepaid expense
and security deposits	(2,412)
Accounts payable	(19,332)	28,690	(12,278)
Notes payable		52,200	68,440
Total adjustments	(20,776)	83,715	57,766
Net cash provided (used)
by operating activities	(104,955)	(50,349)	(57,319)

Cash flows from investing activities:
Furniture and equipment purchased	(712)		(4,287)
Product development			(5,500)
Website development			(31,860)
Net cash used by investing activities	(712)		(41,647)

Cash flows from financing activities:
Issuance of common shares	284,162	10,000	144,060
Net cash provided by financing activities	284,162	10,000	144,060
Net increase (decrease) in cash	178,495	(40,349)	45,094

Cash balance:

Beginning of the year	8,525	48,874	3,780

End of the year	$187,020	$8,525	$48,874

See accompanying notes.

California News Tech
Notes to Financial Statements
December 31, 2004

Note 1.  Description of Business

California News Tech was originally incorporated during 1999, under the laws of the State of Nevada, to create and market Internet search tools. The Company changed its name from NewsSurfer.com Corporation and in the year 2000 became known as California News Tech. During the years 2002, 2003 and 2004, the Company added to its search engine software the ability for users to access specific news relating to publicly listed companies. During 2005 the Company expects to complete development of its website and to begin generating subscription based fees.

Note 2.  Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and could affect future operating results.

Equipment

Equipment is recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to five years. The straight-line method of depreciation is also used for income tax purposes.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its equipment, product and website development costs and recognizes the impairment of long-lived assets in the event the net book value of such assets exceeds net realizable value. The Company evaluates asset recoverability at each balance sheet date or when an event occurs that may impair recoverability of the asset.

California News Tech
Notes to Financial Statements
December 31, 2004

Note 2.  Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes net revenue when the earnings process is complete, as evidenced by:

•	an agreement with the customer;
•	delivery to and acceptance of the product by the customer has occurred;
•	the amount of the fees to be paid by the customer are fixed or determinable; and
•	collection of these fees is probable.

      If an acceptance period is contractually provided, license revenues are recognized upon the earlier of customer acceptance or the expiration of that period. In instances where delivery is electronic and all other criteria for revenue recognition have been achieved, the product is considered to have been delivered when the customer is provided the access code to download the software from the Internet.

Because of possible price fluctuations or technology obsolescence, subscription revenue will be deferred and recorded on a monthly basis as earned. Any delivery, selling or other costs billed to the customers will be included in net revenue and the related delivery, selling or other costs will be included in the cost of selling subscriptions.

Product Development

Where there is reasonable assurance of recovery, development costs are capitalized. Capitalization of costs ceases when the product is available for general release to customers. Annual amortization of capitalized costs is the greater of amortization computed using the straight-line method over the remaining estimated economic life of the product or computed using the ratio of the product’s current and anticipated future gross revenue.

Stock-based Compensation Plans

The Company has non-qualified stock-based compensation plans for consultants and directors. No compensation expense is recognized when, upon exercise, the stock must be purchased at the market price prevailing at issuance date. Any consideration paid upon exercise of the options will be credited to shareowners’ investment.

California News Tech
Notes to Financial Statements
December 31, 2004

Note 2.  Summary of Significant Accounting Policies (Continued)

Income Taxes and Deferred Taxes

The Company utilizes the liability method of accounting for income taxes. Deferred tax liabilities or assets are recognized for the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. The Company regularly assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and a valuation allowance is recorded to reduce the deferred tax assets to the amounts that are believed to be realizable.

A full valuation allowance on any future tax benefits is being provided until the Company can sustain a level of profitability that demonstrates the ability to utilize these assets.

Basic and Diluted Net Loss per Common Share

Basic net loss per common share is based on the weighted average number of shares outstanding during each year. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of shares of common stock outstanding plus all additional common stock that would have been outstanding if potentially dilutive common shares related to stock options had been issued.

Stock options were antidilutive because they had an exercise price greater than the average market price during the year or due to the net loss in 2004, 2003 and 2002.

Certain Significant Risks and Uncertainties

The Company participates in the high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: advances and trends in new technologies; competitive pressures in the form of price reductions; market acceptance of the Company’s services; development of sales channels; litigation or claims against the Company based on intellectual property, regulatory or other factors.

California News Tech
Notes to Financial Statements
December 31, 2004

Note 3.  Going Concern and Liquidity

Having raised additional capital the Company will continue as a going concern. Historically, the Company has incurred significant losses and negative cash flows from operations. As of December 31, 2004, the accumulated deficit was $674,922 and the positive working capital was $124,851. The Company has primarily funded operations through private placements and recently a public offering. To the extent that sources of financing are available, the Company will promote its software, maintain its processing system and continue to enhance its service. Management expects that future subscription revenue will be sufficient to fund operations.

Note 4.  Net Loss per Common Share

  The following potential common shares have been excluded from the calculation of diluted net loss per share for the years presented because the effect would have been antidilutive:

                                                                                                                              Year Ended December 31,
                                                          2004                    2003                  2002
Shares issuable under stock options	710,700	568,600	439,400
Shares issuable pursuant to warrants	288,500		117,500

The weighted average exercise price of stock options, was $0.91 and $0.88 at December 31, 2004 and 2003, respectively. The average exercise price of outstanding warrants was $1.99 per share for those granted during 2004. All previously granted warrants had expired by December 31, 2003.

Note 5.  Equipment

Equipment consists of the following:

                                                                                                                                                                                                                       December 31, 2004
                                                                                                                                                                                                                          Accumulated          Net Book
                                                    Cost             Depreciation          Value
Computer equipment	$9,811	$8,605	$1,206

California News Tech
Notes to Financial Statements
December 31, 2004

Note 5.  Equipment (Continued)

                                                                                                                                                                                                                December 31, 2003
                                                                                                                                                                                                                   Accumulated          Net Book
                                                                                                                                          Cost           Depreciation        Value
Computer equipment	$9,099	$7,637	$1,462

Note 6.  Notes Payable to Related Parties

During 2002, the Company entered into agreements with certain consultants, who are also members of the board of directors, to delay cash compensation for services rendered. These agreements continued through the 2003 year.

Effective March 6, 2004, the agreements were modified as follows. The notes payable to related parties consist of uncollateralized, non-interest bearing notes of $43,500, and may be paid from offering proceeds. The notes payable to related parties of $77,140 are uncollateralized, non-interest bearing notes payable from future cash flows with payment due March 6, 2006.

Note 7.  Shareowners’ Investment

As of December 31, 2004, the Company’s authorized share capital consists of 8,333,333 shares at $0.003 par value. There are no preference shares authorized. At the special meeting of the shareholders held December 28, 2001, a one-for-three reverse stock split of the outstanding and authorized shares was approved. All share and per share amounts in these financial statements have been adjusted to give effect to the reverse stock split.

Issued share capital and paid-in capital balances are:

                                                                                                                                                                                                        Common Stock                     Paid-in
                                                                                                                                                                                                Shares                 Amount            Capital

Balance, December 31, 2001	2,018,833	$6,057	$581,659
Issuance of common shares	437,500	1,312	142,748
Balance, December 31, 2002	2,456,333	7,369	724,407
Issuance of common shares	50,000	150	9,850
Balance, December 31, 2003	2,506,333	7,519	734,257
Issuance of common shares	285,000	855	283,307
Balance, December 31, 2004	2,791,333	$8,374	$1,017,564

California News Tech
Notes to Financial Statements
December 31, 2004

Note 8.  Stock Option Plans

Directors and consultants have been granted options to purchase common shares at fair market value. The granting of options is administered by the board of directors with grant and vesting provisions, term and exercise price subject to the discretion of the board.  The following table summarizes information about stock options outstanding at December 31, 2004.

                                 Grant Date                                                  Exercise Price                                      Options Outstanding                        Options Exercisable
2001-2002	0.80	325,000	325,000
2002	1.00	60,500	60,500
2003	1.00	179,200	179,200
2004	1.00	146,000	146,000

The weighted average exercise price of the stock options was $0.91 at December 31, 2004 with vesting simultaneous with the grant date. Options expire should a director retire or a consultant’s contract terminate unless otherwise authorized by the board of directors. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                                                                      2004                                                                        2003                                                                          2002
Risk-free interest rate	4%	3%	2%
Expected dividend	--	--	--
Expected volatility factor	30%	30%	30%
Expected option term	5 years	3 years	4 years

During the year ending December 31, 2003, the Company adopted the disclosure provisions of SFAS No. 148, however, the transition provisions were not adopted.

All stock options are issued at fair market value on the date of grant. Accordingly, stock compensation expense for stock options granted during the periods is not recognized.

Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

California News Tech
Notes to Financial Statements
December 31, 2004

Note 8.  Stock Option Plans (Continued)

Fair value is determined using an option-pricing model, such as Black-Scholes, that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends, and the risk-free interest rate over the expected life of the option.

The following table summarizes what the operating results would have been if the fair value method of accounting for stock options had been utilized:

                                                                                                                                               2004                            2003                       2002
Net Loss
As reported	$(84,179)	$(134,064)	$(115,085)
Pro forma	(110,459)	(150,192)	(126,159)
Earnings (Loss) Per Share—
Basic and Diluted
As reported	$(0.03)	$(0.05)	$(0.05)
Pro forma	(0.04)	(0.06)	(0.05)

Note 9.  Warrants

Warrants accompanied the shares issued during 2004. The warrants gave the shareowner the right to purchase additional shares for $2.00 per share. A total of 285,000 warrants were granted with the sale of the shares. At December 31, 2004, there was a total of 288,500 warrants outstanding. Warrants granted in earlier years expired during the 2002 calendar year.

Note 10. Income Taxes

The tax effect of significant temporary differences representing future tax assets and future tax liabilities has been fully offset by a valuation allowance. The Company has determined that realization is uncertain and therefore a valuation allowance has been recorded against this future income tax asset.

California News Tech
Notes to Financial Statements
December 31, 2004

Note 10. Income Taxes (Continued)

As of December 31, 2003, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $589,000. The federal net operating loss carryforwards, if not utilized, will begin to expire in 2014.

Note 11. Commitments and Contingencies

At December 31, 2004, the Company had a three-month rental lease at $1,000 per month effective January 2005 with an option to renew on a month to month basis.

At the annual meeting held March 6, 2004, a resolution was approved concerning the granting of stock options to directors. The plan provides for 1,000 options to be granted monthly to each external director plus 5,000 options to each director attending a board meeting, up to a maximum of five (5) regular and special meetings per year. The exercise price remains at $1.00. The maximum number of options to be authorized annually cannot exceed 15% of the outstanding shares at each year end.

At December 31, 2004, the Company was in the process of seeking approval from states of residence for subscribers to the public offering which closed in November 2004. The Company has cleared in all states where application was made except Michigan where authorization is still being sought. In the event the Company is unsuccessful in Michigan, it may be required to return up to $35,000 to its Michigan subscribers.

CALIFORNIA NEWS TECH
BALANCE SHEET W/PREV YEAR COMPARISON
AS OF JUNE 30, 2005

	Jun 30, 05	Jun 30, 04
ASSETS
Current Assets
Checking/Savings
1000 · Bank of America Checking	13,842	3,688
1005 · Bank of America - Escrow	45,000	100
1007 · Bank of America-Expense Clear	4,903	0
Total Checking/Savings	63,744	3,788
Total Current Assets	63,744	3,788
Fixed Assets
1510 · Equipment & Computers	9,811	9,099
1750 · Accumulated Depreciation	(8,605)	(7,637)
Total Fixed Assets	1,206	1,462
Other Assets
1800 · Other Assets
1810 · Investment-Stra. Inf. Tec-USA	55,000	55,000
1820 · Investment-Product Development	213,739	213,739
1830 · Website Development	31,860	31,860
1840 · Security Deposits	1,500	0
Total 1800 · Other Assets	302,099	300,599
Total Other Assets	302,099	300,599
TOTAL ASSETS	367,049	305,849
LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable
2000 · Accounts Payable-Trade
2020 · Accounts Payable	19,829	53,602
Total 2000 · Accounts Payable-Trade	19,829	53,602
Total Accounts Payable	19,829	53,602
Other Current Liabilities
2100 · Deferred Revenue	2,684	0
2500 · Notes Payable	43,500	48,500
Total Other Current Liabilities	46,184	48,500
Total Current Liabilities	66,013	102,102
Long Term Liabilities
2700 · LT Notes Payable	77,140	77,140
Total Long Term Liabilities	77,140	77,140
Total Liabilities	143,153	179,242
Equity
3000 · Capital Stock	8,269	7,519
3030 · Additional Paid-In Capital	1,138,856	889,606
3040 · Stock Registration Costs	(156,187)	(155,350)
3100 · Retained Earnings	(674,922)	(590,743)
Net Income	(92,120)	(24,425)
Total Equity	223,896	126,607
TOTAL LIABILITIES & EQUITY	367,049	305,849

CALIFORNIA NEWS TECH
PROFIT & LOSS YTD COMPARISON
JANUARY THROUGH JUNE 2005

	Jan - Jun 05	Jan - Jun 04	Apr - Jun 05	Apr - Jun 04
Ordinary Income/Expense
Income
4000 · Revenue	8,661	0	6,680	0
4060 · Revenue - Subscription Sales	215	0	215	0
Total Income	8,876	0	6,895	0
Gross Profit	8,876	0	6,895	0
Expense
4500 · Website Development Costs	15,196	3,250	6,438	3,250
4550 · Website Operating Expenses	1,635	0	600	0
4600 · Advertising	750	0	(150)	0
4620 · Commission Expense	3,057	0	2,404	0
5005 · Recruiting	105	0	105	0
5010 · Officers Salary
5015 · Executive Compensation-Direct	30,500	0	14,000	0
5010 · Officers Salary - Other	2,500	0	2,500	0
Total 5010 · Officers Salary	33,000	0	16,500	0
5040 · Rent - Office	5,000	0	3,000	0
5050 · Postage and Delivery	403	41	167	0
5060 · Office Expense
5064 · Printing and Reproduction	26	0	26	0
Total 5060 · Office Expense	26	0	26	0
5070 · Office Equipment & Supplies
5071 · Office Supplies	651	0	286	0
5073 · Office Equipment	545	0	355	0
5070 · Office Equipment & Supplies - Other	0	1,353	0	1,289
Total 5070 · Office Equipment & Supplies	1,196	1,353	641	1,289
5080 · Telephone	1,798	1,070	978	348
5110 · Legal & Professional Fees
5111 · Legal Fees	21,742	8,086	11,650	0
5115 · Accounting	8,500	8,325	8,500	8,325
Total 5110 · Legal & Professional Fees	30,242	16,411	20,150	8,325
5117 · Professional /Dues	8	35	0	0
5150 · Travel & Ent
5152 · Meals	848	20	549	0
Total 5150 · Travel & Ent	848	20	549	0
5160 · Travel	336	73	315	0
5170 · Company Automobile Expense	278	306	0	0
5180 · Repairs
5183 · Computer Repairs	0	101	0	0
Total 5180 · Repairs	0	101	0	0
5200 · Bank Service Charges
5210 · Monthly Bank Service Fee	17	195	0	120
5220 · Credit Card Access/ Processing	331	270	166	105
5230 · Bank Wire/Service Fees	411	245	266	200
Total 5200 · Bank Service Charges	759	710	432	425
5310 · Prof. Dues and Subscriptions	5,500	0	0	0
5400 · Stock Registration & Transfer	275	0	150	0
7010 · State Taxes (FTB)
7011 · State of NV-Franchise Tax Board	585	255	0	0
7012 · State of CA-Franchise Tax Brd	0	800	0	0
Total 7010 · State Taxes (FTB)	585	1,055	0	0
Total Expense	100,997	24,425	52,304	13,637
Net Ordinary Income	(92,121)	(24,425)	(45,410)	(13,637)
Net Income	(92,121)	(24,425)	(45,410)	(13,637)

CALIFORNIA NEWS TECH
STATEMENT OF CASH FLOWS W/PRIOR YEAR COMPARISON
AS OF JUNE 30, 2005

	Apr - Jun 05	Apr - Jun 04
OPERATING ACTIVITIES
Net Income	(45,410)	(13,637)
Adjustments to reconcile Net Income
to net cash provided by operations:
1240 · Accounts Receivable - Other	653
2000 · Accounts Payable-Trade:2020 · Accounts Payable	(1,495)	7,183
2100 · Deferred Revenue	2,684	0
2500 · Notes Payable	0	5,000
Net cash provided by Operating Activities	(43,568)	(1,454)
FINANCING ACTIVITIES
3000 · Capital Stock	(105)	0
3030 · Additional Paid-In Capital	(34,895)	0
Net cash provided by Financing Activities	(35,000)	0
Net cash increase for period	(78,568)	(1,454)
Cash at beginning of period	142,312	5,242
Cash at end of period	63,744	3,788

California News Tech
Notes to Financial Statements
As of June 30, 2005 (Unaudited)

Note 1.    Going Concern Uncertainty and Liquidity

Having raised additional capital the Company will continue as a going concern. Historically, the Company has incurred significant losses and negative cash flows from operations. As of December 31, 2004, the accumulated deficit was $674,922 and positive working capital was $124,851. As of June 20, 2005, the accumulated deficit was $767,042 and the negative working capital was $2,269. The Company has primarily funded operations through private placements and recently a public offering. To the extent that sources of financing are available, the Company will promote its software, maintain its processing system and continue to enhance its service. Management expects that future subscription revenue will be sufficient to fund operations.

Note 2.     Material Events

On May 17, 2005, the company announced that it had entered into a non-binding letter of intent to acquire intellectual property, including intangible assets, programming code, and patents, as created by well known software industry inventor, Seymour I. Rubinstein. Mr. Rubinstein was the founder of MicroPro International Corporation and developer of WordStar and QuattroPro. It is anticipated that Mr. Rubinstein will become an active member of senior management of the company once the acquisition is completed. Discussions are ongoing. Mr Rubinstein was elected to the Board of Directors of the company at the stockholders annual meeting held June 18, 2005.

Of the $19,829 shown on the Balance Sheet as Accounts Payable-Trade, $10,000 is compensable in stock of the corporation valued @ $1.00 per share based upon a 3rd quarter 2004 agreement .

There have been no other material or significant events subsequent to the issuance of the audited year-end 2004 financial statements.

Note 3.    Stock Options Plans

Directors and consultants have been granted options to purchase common shares The granting of options is administered by the board of directors with grant and vesting provisions, term and exercise price subject to the discretion of the board. The following table summarizes information about stock options outstanding at June 30, 2005

Grant Date	Exercise Price	Options Outstanding	Options Exercisable
2001-2002	$0.80	328,900	328,900
2002	$1.00	60,500	60,500
2003	$1.00	179,200	179,200
2004	$1.00	146,000	146,000
2005	$1.00	74,500	74,500
2005	$2.00	37,875	47,875
2005	$3.00	75,000	75,000

According to SFAS 123, options granted to nonemployees are accounted for based on the fair value of the goods or services received or the fair value of the equity instrument issued, whichever can be more reliably measured.

As the value of services rendered by related parties is a matter of conjecture, the fair value of the options granted is the more reliable measure. The exercise price of the options was the market price of the shares at the grant date, thus giving the options no value and no expense has been recorded.

Note 4.     Net Loss per Common Share

The following potential common shares should be excluded from any calculation of diluted net loss per share for the periods presented because the effect would have been antidilutive:

	YTD 6/30/05	Y/E 12/31/04

Shares issuable under stock options	898,075	710,700
Shares issuable pursuant to warrants	250,000	288,500

The weighted average exercise price of stock options was $1.081 and $0.909 at June 30, 2005 and December 31, 2004, respectively.

F - 5

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

AVAILABLE INFORMATION

We have filed a registration statement on form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of our contracts, agreements or documents. We refer you to our registration statement and each exhibit attached to it for a more complete description of matters involving our company, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement and exhibits and schedules filed with the Securities and Exchange Commission at the Commission’s principle office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. This is not the case with our Articles of Incorporation. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by our Board of Directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of our company, or is or was serving at the request of our company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of our company in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of X-Net. An exception to this prohibition against advances applies when the officer is or was a director of our company.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee	$333
Transfer Agent Fees	$500
Accounting fees and expenses	$10,000
Legal fees and expenses	$25,000
Blue Sky fees and expenses	$5,000
Miscellaneous	$4,167
--------------
Total	$45,000
========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

The information set forth below relates to our issuances of securities without registration under the Securities Act of 1933 during the past three years.

We completed an offering of 117,500 shares of our common stock at a price of $0.80 per share to a total of 13 purchasers on May 30, 2002. The total amount we received from this offering was $94,000. These shares were issued pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission. With respect to this offering, each purchaser represented that they were an accredited investor and their intention was to acquire the securities for investment only and not with a view toward distribution. We did not engage in any general solicitation or advertising. We issued the stock certificates and affixed the appropriate legends to the restricted stock.

On August 22, 2002, we borrowed $50,000 from Mr. Howard Fine in exchange for 50,000 shares of common stock and a 60 day, interest free, convertible promissory note. The promissory note was converted upon maturity into 250,000 shares of common stock. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933. In connection with this issuance, there was no public solicitation or general advertising used.

On March 31, 2003, one of our directors exercised stock options by paying us $10,000 in exchange for 50,000 shares of our common stock. We had provided the underlying stock options to our director as compensation for services rendered on December 1, 2001.

ITEM 27. EXHIBITS.

Exhibit Number	Description
3.1	Articles of Incorporation (1)
3.2	Amended Articles of Incorporation (1)
3.3	By-Laws (1)
4.1	Share Certificate (1)
5.1	Opinion of Cane O’Neill Taylor, LLC, with consent to use (2)
10.1	Share Lock Up Agreement with Gary Schell (1)
10.2	Share Lock Up Agreement with Marian Munz (1)
10.4	Independent Contractor Agreement with Martin Barrs (2)
10.5	Independent Contractor Agreement Amendment with Martin Barrs (2)
10.6	Independent Contractor Agreement with Marian Munz (2)
10.7	Independent Contractor Agreement with John Arkoosh, Sr. (2)
10.8	Independent Contractor Agreement with Jaspar & Associates (2)
10.9	Independent Contractor Agreement with George Serban (2)
10.10	Independent Contractor Agreement with Iulian Sirbu (2)
10.11	Independent Contractor Agreement with Stelian Marin (2)
10.12	Agreement in Settlement of Consulting Services Debt with Marian Munz (5)
10.13	Agreement in Settlement of Consulting Services Debt with Robert C. Jaspar (5)
10.14	Agreement in Settlement of Consulting Services Debt with John Arkoosh (5)
10.15	Agreement in Settlement of Consulting Services Debt with Martin Barrs (5)
23.1	Consent of Jewell & Langsdale, Certified Public Accountants
99.1	Disclaimer, Terms, and Conditions for use of Media Sentiment (4)
99.2	Database Licensing Agreement with Stanford University, (4) Communications Department

(1)	Previously filed as an exhibit to the Registration Statement on Form SB-2 on July 24, 2003.
(2)	Previously filed as an exhibit on the Registration statement on Form SB-2 Amendment No. 2 on October 06, 2003
(3)	Previously filed as an exhibit on the Registration statement on Form SB-2 Amendment No. 3 on December 17, 2003
(4)	Previously filed as an exhibit on the Registration statement on Form SB-2 Amendment No. 4 on July 14, 2004
(5)	Previously filed as an exhibit on the Registration statement on Form SB-2 Amendment No. 7 on April 07, 2004

ITEM 28. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

• To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with  the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

•
To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of San Francisco, California on September 14, 2005.

CALIFORNIA NEWS TECH

By:

/s/ Marian Munz
Name: Marian Munz
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on
September 14, 2005.

SIGNATURE	TITLE	DATE

/s/ Marian Munz		September 14, 2005
Name: Marian Munz	President, Chief Executive Officer
and Director

/s/ Robert C. Jaspar		September 14, 2005
Name: Robert C. Jaspar	Secretary, Chief Financial Officer
and Director

/s/ David Dunn		September 14, 2005
Name: David Dunn	Director